Exhibit 99.1

HERCULES REPORTS THIRD QUARTER RESULTS

Wilmington, DE, October 30, 2003 . . . Hercules Incorporated (NYSE: HPC) today reported net income for the quarter ended September 30, 2003 of $19 million, or $0.17 per diluted share. This compares to a loss of $35 million, or a loss of $0.32 per diluted share, for the same period in 2002.

Earnings from ongoing operations(1) for the third quarter of 2003 were $0.21 per diluted share. This compares to earnings on the same basis of $0.20 per diluted share in the third quarter of 2002 (please refer to Table 2 for reconciliation of earnings from ongoing operations to GAAP).

Net sales in the third quarter of 2003 were $463 million, an increase of 5% from the same period last year. Compared with the third quarter of 2002, sales increase was driven by the Euro's strength compared with the U.S. dollar.

Third quarter 2003 net sales, as compared with the same period in 2002 increased in all regions of the world except North America: 12% in Europe; 7% in Asia Pacific; 10% in Latin America; and declined 3% in North America.

Profit from operations in the third quarter of 2003 was $68 million compared with $60 million for the same period in 2002. Profit from ongoing operations(1) in the third quarter of 2003 was $74 million, a 7% improvement compared with $69 million in the third quarter of 2002.

"In spite of significant challenges again in the third quarter, the people of Hercules continue to deliver period over period gains," said Craig Rogerson, Acting President and Chief Operating Officer. "Our improved results were achieved in the face of higher non-cash pension expenses, higher energy and raw material costs and a difficult pulp and paper marketplace, offset by the strength of the Euro. We remain focused on our strategy of bringing value to our customers, increasing our competitive advantage, improving productivity and delivering significant financial improvement and growth primarily through Work Process Redesign, our continuous improvement methodology."

Interest and debt expense which now includes preferred securities distributions was $32 million in the third quarter of 2003, flat compared with the third quarter of 2002. Capital spending was $8 million and $27 million in the third quarter and nine-months 2003, respectively. Cash outflows for restructuring were $3 million and $18 million in the third quarter and nine-months 2003, respectively.

Total debt, including the preferred securities, was $1.373 billion at the end of September 2003, a decrease of $134 million from year-end 2002 and a decrease of $5 million from end of June 2003. Net debt (total debt less cash) was $1.151 billion at the end of September 2003, a decrease of $22 million and $56 million from year-end 2002 and the end of June 2003, respectively.

Segment Results

In the Performance Products segment (Pulp and Paper, Aqualon), net sales in the third quarter grew 3% while profit from operations improved 8% compared with the same quarter last year. Net sales were down 3% and profit from operations decreased 6% compared with the seasonally stronger second quarter of 2003.

In the Pulp and Paper Division, net sales grew 1% compared with the third quarter of 2002 and declined 1% compared with the second quarter of 2003. Profit from operations increased 4% compared with both the third quarter of 2002 and the second quarter of 2003. Growth in sales compared with the third quarter last year was driven by a 4% benefit from rate of exchange, offset in part by a 2% decline in volume/mix and a 1% decline in price. In particular, the North American paper industry remains challenging. Profit from operations benefited from favorable rate of currency exchange, growth in South America and Work Process Redesign improvements, partially offset by unfavorable volume/mix, lower prices and higher raw material, energy and non-cash pension expenses.

Aqualon's net sales increased 6% compared with the third quarter of 2002 and declined 7% compared with the second quarter of 2003. Profit from operations improved 11% compared with the third quarter of 2002 and declined 11% versus the second quarter of 2003. The stronger Euro compared to the U.S. dollar, higher prices and lower costs resulted in favorable comparisons to the third quarter of 2002.

In the Engineered Materials and Additives segment (FiberVisions, Pinova), net sales in the third quarter increased 10% compared with the third quarter of 2002 and declined 3% compared with the second quarter of 2003. Profit from operations decreased $6 million and $1 million compared with the third quarter of 2002 and the second quarter of 2003, respectively.

Third quarter 2003 net sales in FiberVisions increased 20% compared with the third quarter of 2002 and decreased 1% compared with the second quarter of 2003. With the adoption of FIN 46, the Company now consolidates the bi-component fiber joint venture, ES FiberVisions. The consolidation versus the equity method added 13% to net sales in the third quarter compared with the prior year. Profit from operations in the third quarter of 2003 compared with the same quarter last year was flat with higher polymer costs, non-cash pension expenses and restructuring costs, offset by rate of exchange and price improvement from the contractual pass through of higher raw material costs.

Pinova's third quarter net sales declined 16% and 9% compared with the third quarter of 2002 and the second quarter of 2003, respectively. Profit from operations was down $6 million compared with the third quarter of 2002 and was flat compared with the second quarter of 2003. Lower profits in the third quarter were driven by lower volumes and higher non-cash pension expenses.

Outlook
"As we have indicated previously, we expect to deliver double-digit earnings per share growth in 2003 and 2004," said Mr. Rogerson. "Although the external environment remains challenging, the strength of our businesses combined with productivity improvements from Work Process Redesign should continue to drive our operating results."

The Company expects to change the accounting for its ESOP during the fourth quarter of 2003 and adopt the provisions of SOP 93-6. The ESOP is used to fund obligations related to the Company's 401(k) plan. The Company has been applying the grandfathered provisions of SOP 76-3 since the acquisition of BetzDearborn. Significant changes have occurred within the ESOP and the Company. Application of SOP 93-6 results in accounting and expense recognition consistent with the substance of the Hercules 401(k) plan. As a result of this accounting change, 2003 earnings will increase by approximately $0.06 per diluted share. In addition, the Company will also restate prior periods for this change in accounting upon the release of fourth quarter earnings.

Third Quarter Conference Call
The Company will hold a teleconference for investors and analysts on October 30th beginning at 9 AM EST. To participate in the conference call, dial 973-582-2749, 10 to 15 minutes prior to the call.

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Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, ability to raise capital, ability to refinance, the result of the pursuit of strategic alternatives, ability to execute work process redesign and reduce costs, business climate, business performance, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, environmental and safety regulations and clean-up costs, foreign exchange rates, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, or the inability to eliminate or reduce such financial exposures by collecting indemnity payments from insurers, the impact of increased accruals and reserves for such exposures, and adverse changes in economic and political climates around the world, including terrorist activities and international hostilities. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact: John S. Riley   (302) 594-6025
Investor Contact: Allen A. Spizzo   (302) 594-6491

HERCULES INCORPORATED
CONSOLIDATED STATEMENT OF INCOME

(Dollars in millions, except per share data)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
Table 1			(Unaudited)	
As Reported (2)	2003	2002	2003	2002
Net sales	$463	$443	$1,388	$1,282
Cost of sales	289	273	872	783
Selling, general and administrative expenses	91	86	275	258
Research and development	9	11	29	32
Intangible asset amortization (3)	2	2	6	7
Other operating expense, net	4	11	5	35
Profit from operations	68	60	201	167
Interest and debt expense	32	32	99	122
Other expense, net	7	67	17	116
Income (loss) before income taxes and equity income	29	(39)	85	(71)
Provision (benefit) for income taxes	10	(4)	23	(11)
Income (loss) before equity income	19	(35)	62	(60)
Equity in income of affiliated companies	-	-	-	1
Net income (loss) from continuing operations before discontinued operations and cumulative effect of changes in accounting principle	19	(35)	62	(59)
Discontinued operations	-	-	2	(199)
Net income (loss) before cumulative effect of changes in accounting principle	19	(35)	64	(258)
Cumulative effect of changes in accounting principle, net of tax	-	-	(28)	(368)
Net income (loss)	$ 19	$ (35)	$36	$(626)
Basic and diluted earnings (loss) per share:				
Continuing operations	0.17	(0.32)	0.56	(0.54)
Discontinued operations	-	-	0.02	(1.83)
Cumulative effect of changes in accounting principle	-	-	(0.26)	(3.37)
Net income (loss)	0.17	(0.32)	0.32	(5.74)
Weighted average # of basic shares (millions)	110.9	109.2	110.3	109.2
Weighted average # of diluted shares (millions)	111.1	109.2	110.5	109.2
Income (loss) before income taxes and equity income	29	(39)	85	(71)
Interest, debt expense and preferred security distributions	32	32	99	122
EBIT	61	(7)	184	51
Depreciation and amortization (3)	24	22	70	67
EBITDA (4)	85	15	254	118

SEGMENT DATA *(Dollars in millions)*	Reported THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	2003	2002
Net Sales From Continuing Operations				
By Industry Segment				
Performance Products	$371	$359	$1,111	$1,042
Engineered Materials and Additives	92	84	277	240
TOTAL	$463	$443	$1,388	$1,282
Profit From Continuing Operations				
By Industry Segment				
Performance Products	$ 68	$ 63	$ 196	$ 183
Engineered Materials and Additives	2	8	7	14
Corporate Items	(2)	(11)	(2)	(30)
TOTAL	$ 68	$ 60	$ 201	$ 167
EBITDA (4)	85	15	254	118

Table 2

Reconciliation to Ongoing Operations September 30, 2003 *(Dollars in millions, except per share)*	THREE MONTHS ENDED SEPTEMBER 30, 2003				THREE MONTHS ENDED SEPTEMBER 30, 2002			
	NET INCOME (LOSS)	BASIC & DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	NET INCOME (LOSS)	BASIC & DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	$19	$0.17	$68	$85	$(35)	$(0.32)	$60	$15
Income (loss) before discontinued operations	19	0.17	68	85	(35)	(0.32)	60	15
Restructuring costs (5)	2	0.02	3	3	4	0.03	7	7
Proxy Costs (5)	2	0.02	3	3	-	-	-	-
Asbestos (5)	-	-	-	-	42	0.39	-	65
Other gains and losses, net, related to divested businesses (5)	1	0.01	-	-	1	0.01	1	1
Other (5)	1	-	-	1	1	0.01	1	1
Subtotal	$ 6	$0.05	$ 6	$ 7	$48	$0.44	$ 9	$74
Tax benefit attributable to donation of intellectual property	(1)	(0.01)	-	-	-	-	-	-
Adjustment to statutory tax rate	-	-	-	-	9	0.08	-	-
Ongoing Operations (1)	$24	$0.21	$74	$92	$22	$0.20	$69	$89

(Unaudited)

Table 3
Reconciliation to
Ongoing Operations
September 30, 2003

(Dollars in millions, except per share)

	NINE MONTHS ENDED SEPTEMBER 30, 2003				NINE MONTHS ENDED SEPTEMBER 30, 2002			
	NET INCOME (LOSS)	BASIC & DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	NET INCOME (LOSS)	BASIC & DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	$36	$0.32	$201	$254	$(626)	$(5.74)	$167	$118
Discontinued operations	(2)	(0.02)	-	-	199	$1.83	-	-
Cumulative effect of changes in accounting principle, net of tax	28	0.26	-	-	368	3.37	-	-
Income (loss) before discontinued operations and changes in accounting principle	62	0.56	201	254	(59)	(0.54)	167	118
Restructuring costs (5)	2	0.02	4	4	10	0.09	16	16
Asset Impairments (5)	-	-	-	-	4	0.04	6	6
Proxy Costs (5)	2	0.02	3	3	-	-	-	-
Debt Prepayment and Write-Off of Debt Issuance Costs (5)	-	-	-	-	28	0.25	-	43
Asbestos (5)	-	-	-	-	42	0.39	-	65
Other gains and losses, net, related to divested businesses (5)	3	0.03	3	3	(1)	(0.01)	(1)	(1)
Other (5)	2	0.01	(4)	1	4	0.04	5	5
Subtotal	$ 9	$0.08	$ 6	$ 11	$ 87	$0.80	$ 26	$134
Items related to discontinued operations (1)(5)								
Interest Expense	-	-	-	-	17	0.15	-	-
Distribution Agreement	-	-	-	-	(3)	(0.03)	(5)	(5)
Corporate Costs	-	-	-	-	(3)	(0.03)	(4)	(4)
Subtotal	-	-	-	-	$ 11	$0.09	$ (9)	$ (9)
Tax benefit attributable to donation of intellectual property	(8)	(0.07)	-	-	-	-	-	-
Adjustment to statutory tax rate	-	-	-	-	14	0.13	-	-
Ongoing Operations (1)	$63	$0.57	$207	$265	$ 53	$0.48	$184	$243

(1) Ongoing operations and EBITDA are non-GAAP financial measures. The ongoing operations include Pulp and Paper, Aqualon, FiberVisions and Pinova. Unaudited profit from ongoing operations and EBITDA (see Note 3) exclude restructuring and other costs and includes the effects of the General Electric Specialty Materials "GESM" distribution agreement, which became effective on April 29, 2002.
As a result of the BetzDearborn Water Treatment Business divestiture and corresponding debt repayment, Hercules will no longer incur costs related to ESOP expense and certain corporate costs for personnel who supported the Water Treatment Business. Had these costs not existed in the nine months ended September 30, 2002, profit and EBITDA from ongoing operations would have been higher by $4 million.
Includes an adjustment to interest expense in the nine months ended September 30, 2002 to reflect paydown of debt with proceeds from the BetzDearborn Water Treatment Business divestiture.
(2) Hercules 2003 results reflect adoption of FIN 46 in the third quarter 2003.
(3) Net of amortization of debt issuance costs.
(4) Calculated as income from continuing operations before taxes plus interest expense, preferred security distributions, depreciation and amortization, net of amortization of debt issuance costs.
(5) After tax, assuming a 36% effective tax rate for 2003 and a 35% statutory tax rate for 2002.